FORD NEWS

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Contact:  Mel Stephens             Mike Holland            Jim Cain
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FORD SETS DISTRIBUTION RATIO FOR SPIN-OFF
OF THE ASSOCIATES

DEARBORN, Mich., March 13, 1998 -- The actual distribution ratio for Ford Motor Company's [NYSE: F] spin-off of its 80.7 percent stake in Associates First Capital Corp. [NYSE: AFS] to Ford common and Class B shareholders will be
0.262085 shares of The Associates for each Ford share owned as of the record date on March 12, 1998. The distribution date is April 7, 1998.

As announced on March 3, in addition to the spin-off, Ford will make a cash distribution in lieu of The Associates stock to U.S. employee savings plan participants who own Ford stock through the plans. The cash distribution will be of equal value to the stock distribution on a per-share basis. These plan participants will receive a cash distribution because stock in The Associates is no longer being offered as an investment option in U.S. employee savings plans as a result of the spin-off.

The distribution ratio was calculated by dividing 279,484,849, the number of The Associates shares owned by Ford, by 1,066,390,822, which is the number of Ford common and Class B shares outstanding on the record date of March 12, 1998, which does not include the shares held in U.S. employee savings plans.




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